Exhibit 99.1

Erayak Power Solution Group Inc. Announces 1-for-10 Reverse Stock Split Effective April 20, 2026

WENZHOU, China, April 16 (GLOBE NEWSWIRE) – ERAYAK Power Solution Group Inc. (Nasdaq: RAYA) (“Erayak” or “we,” “our,” or the “Company”), a manufacturer, designer, and exporter of power solution products, today announced that on March 25, 2026, its board of directors approved a reverse split of its Class A ordinary shares and Class B ordinary shares on a one-for-ten basis (the “Reverse Stock Split”). The Company’s Class A Ordinary Shares will begin trading on the Nasdaq Stock Market LLC (“Nasdaq”) on a post-split basis on April 20, 2026 under the symbol “RAYA” under a new CUSIP number – G3109F129.

As a result of the Reverse Stock Split, each ten (10) issued and outstanding Class A ordinary shares will be combined into one (1) Class A ordinary share and each ten (10) issued and outstanding Class B ordinary shares will be combined into one (1) Class B ordinary share, automatically and without any action by shareholders. The reverse split will result in a proportional increase in par value from US$0.022 per share to US$0.22 per share and an adjustment of the Company’s authorized share capital to US$220,000,000 divided into (a) 900,000,000 Class A ordinary shares with a par value of US$0.22 each and (b) 100,000,000 Class B ordinary shares with a par value of US$0.22 each. After giving effect to the Reverse Stock Split, the Company expects to have approximately 978,474 Class A ordinary shares and 4,091 Class B ordinary shares issued and outstanding. The Reverse Stock Split is intended to increase the market price per share of the Company’s Class A ordinary shares to allow the Company to maintain its Nasdaq listing.

No fractional shares will be issued as a result of the Reverse Stock Split. Shareholders who would be entitled to a fractional share as a result of the Reverse Stock Split shall have their entitlement rounded up to the nearest whole share.

The Reverse Stock Split was approved by a vote of the Company’s shareholders at its extraordinary general meeting of shareholders held on February 5, 2026.

The Company’s transfer agent, VStock Transfer LLC, will act as the exchange agent. Adjustments made to Class A ordinary shares and Class B ordinary shares represented by physical stock certificates can be made upon surrender of the certificate to the transfer agent. Please contact VStock Transfer LLC for further information at (212) 828-8436.

About Erayak Power Solution Group Inc.

Erayak specializes in the manufacturing, research and development, and wholesale and retail of power solution products. Erayak’s product portfolio includes sine wave and off-grid inverters, inverter and gasoline generators, battery and smart chargers, and custom-designed products. Our products are used principally in agricultural and industrial vehicles, recreational vehicles, electrical appliances, and outdoor living products. Our goal is to be the premier power solutions brand and a solution for mobile life and outdoor living. For more information, visit www.erayakpower.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the U.S. Securities and Exchange Commission.

Investor Relations Contact:

Erayak Power Solution Group Inc.

Email: investor@erayakpower.com

Website: www.erayakpower.com